             SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549

                          FORM 11-K



(Mark One)

/ X /  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the Year Ended December 31, 1993

                             OR

/   /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the Transition Period From     to

            Commission File Number I-8520

  A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

  B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                    TERRA INDUSTRIES INC.
                        TERRA CENTRE
                      600 FOURTH STREET
                        P.O. BOX 6000
                 SIOUX CITY, IOWA 51102-6000

                    REQUIRED INFORMATION



Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Table of Contents

     (a) Financial Statements
                                                               Pages

          Independent Auditors' Report                           3
          Statements of Net Assets Available for Benefits at
            December 31, 1993 and 1992                          4-5
          Statements of Changes in Net Assets Available for
            Benefits for the Years Ended December 31, 1993
            and 1992                                            6-7
          Notes to Financial Statements                         8-11

     (b) Supplemental Schedules

          Schedule of Assets Held for Investment Purposes       12
          Schedule of Reportable Transactions                  13-14

     (c) Exhibits

          Exhibit E - Independent Auditors' Consent             15

                            SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit
Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                 TERRA INDUSTRIES INC. EMPLOYEES'
                    SAVINGS AND INVESTMENT PLAN




Date:  June 29, 1994            By  /S/ GEORGE H. VALENTINE
      ----------------              -------------------------------
                                    George H. Valentine
                                    Vice President, General Counsel
                                    and Corporate Secretary

[DELOITTE & TOUCHE LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

To the Participants and
Administrator of the
Terra Industries Inc.
Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc.
Employees' Savings and Investment Plan as of December 31,
1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Terra Industries Inc. Employees' Savings and Investment Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1993, and (2) reportable transactions for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to our auditing procedures applied on the audit of the 1993 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/S/ DELOITTE & TOUCHE
- - -------------------------
DELOITTE & TOUCHE

Omaha, Nebraska
April 15, 1994

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993

- - --------------------------------------------------------------------------------------------------------------------
                                                  Employer
                                                  Directed                          Participant Directed
                                                  --------           -----------------------------------------------
                                                                         Terra
                                                    Terra             Industries
                                                 Industries              Inc.
                                                    Inc.               Voluntary          Equity
                                                Common Stock         Common Stock         Income       Intermediate
                                                    Fund                 Fund              Fund            Fund
ASSETS:
  Investments, at fair value:
    Terra Industries Inc.
      Common Stock                                $10,196,188           $1,666,955        $  -            $  -
    Vista Growth and Income
      Fund                                            -                    -               6,906,992         -
    Vista U.S. Government
      Income Fund                                     -                    -                 -             4,846,417
    Fidelity Magellan Fund                            -                    -                 -               -
    Vista U.S. Government
      Money Market Fund                               -                    -                 -               -
    Chase Bank Domestic
      Liquidity Fund                                   51,766                  232           -               -
                                                   ----------           ----------        ----------      ----------
           Total investments at
             fair value                            10,247,954            1,667,187         6,906,992       4,846,417

  Loans to participants                               -                    -                 -               -
                                                   ----------           ----------        ----------      ----------
           Total investments                       10,247,954            1,667,187         6,906,992       4,846,417

  Employer contributions
    receivable                                         22,349              -                 -               -
  Participant contributions
    receivable                                        -                     10,661            44,166          28,936
  Cash                                                      4                   27                 8              13
                                                   ----------           ----------        ----------      ----------
           Total assets                            10,270,307            1,677,875         6,951,166       4,875,366

LIABILITIES:
  Accrued administrative
    expenses                                          -                    -                  12,766           9,571
                                                   ----------           ----------        ----------      ----------
           Total liabilities                          -                    -                  12,766           9,571
                                                   ----------           ----------        ----------      ----------
Net assets available for benefits                 $10,270,307           $1,677,875        $6,938,400      $4,865,795
                                                   ==========           ==========        ==========      ==========

See notes to financial statements.



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- - -------------------------------------------------------------------------------------------------------------------------

                                                                                 Participant Directed
                                                      -------------------------------------------------------------------
                                                                           Money
                                                           Stock          Market          Participant
                                                           Fund            Fund              Loans             Total
ASSETS:
  Investments, at fair value:
    Terra Industries Inc.
      Common Stock                                    $      -        $      -          $      -             $11,863,143
    Vista Growth and Income
      Fund                                                   -               -                 -               6,906,992
    Vista U.S. Government
      Income Fund                                            -               -                 -               4,846,417
    Fidelity Magellan Fund                                 9,217,006         -                 -               9,217,006
    Vista U.S. Government
      Money Market Fund                                      -             2,786,381           -               2,786,381
    Chase Bank Domestic
      Liquidity Fund                                         -               -                 -                  51,998
                                                          ----------      ----------        ----------        ----------
           Total investments at
             fair value                                    9,217,006       2,786,381           -              35,671,937

  Loans to participants                                      -               -               1,116,198         1,116,198
                                                          ----------      ----------        ----------        ----------
           Total investments                               9,217,006       2,786,381         1,116,198        36,788,135

  Employer contributions
    receivable                                               -               -                 -                  22,349
  Participant contributions
    receivable                                                47,212          21,321           -                 152,296
  Cash                                                             1           6,563           -                   6,616
                                                          ----------      ----------        ----------        ----------
           Total assets                                    9,264,219       2,814,265         1,116,198        36,969,396

LIABILITIES:
  Accrued administrative
    expenses                                                  16,974           5,552           -                  44,863
                                                          ----------      ----------        ----------        ----------
           Total liabilities                                  16,974           5,552           -                  44,863
                                                          ----------      ----------        ----------        ----------
Net assets available for benefits                         $9,247,245      $2,808,713        $1,116,198       $36,924,533
                                                          ==========      ==========        ==========        ==========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992
- - --------------------------------------------------------------------------------------------------------------
                                                Employer
                                                Directed                    Participant Directed
                                             --------------    -----------------------------------------------
                                                                    Terra
                                                  Terra          Industries
                                               Industries           Inc.
                                                  Inc.            Voluntary       Equity
                                               Common Stock     Common Stock      Income      Intermediate
                                                  Fund              Fund           Fund           Fund
ASSETS:
  Investments, at fair value:
    Terra Industries Inc.
      Common Stock                             $5,299,269           $480,683    $    -          $    -
    Fidelity Equity Income Fund                     -                  -         4,944,269           -
    Fidelity Intermediate Fund                      -                  -             -           4,926,796
    Fidelity Magellan Fund                          -                  -             -               -
    Fidelity Cash Reserves Fund                     -                  -             -               -
    Chase Bank Domestic
      Liquidity Fund                               89,288                236         -               -
                                               ----------           --------    ----------      ----------

           Total investments at
             fair value                         5,388,557            480,919     4,944,269       4,926,796

  Loans to participants                             -                  -             -               -
                                               ----------           --------    ----------      ----------
           Total investments                    5,388,557            480,919     4,944,269       4,926,796


  Employer contributions
    receivable                                     60,409              -             -               -
  Participant contributions
    receivable                                      -                  -            33,644          33,644
  Cash                                              -                    18          -               -
                                               ----------           --------    ----------      ----------

           Total assets                         5,448,966            480,937     4,977,913       4,960,440

LIABILITIES:
  Accrued administrative
    expenses                                        -                  -            13,877          14,310
                                               ----------           --------    ----------      ----------

           Total liabilities                        -                  -            13,877          14,310
                                               ----------           --------    ----------      ----------

Net assets available for benefits              $5,448,966           $480,937    $4,964,036      $4,946,130
                                               ==========           ========    ==========      ==========

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992
- - -----------------------------------------------------------------------------------------------------------------

                                                                           Participant Directed
                                                    -------------------------------------------------------------



                                                                           Money
                                                          Stock           Market       Participant
                                                          Fund             Fund           Loans           Total
ASSETS:
  Investments, at fair value:
    Terra Industries Inc.
      Common Stock                                    $    -          $    -         $    -            $5,779,952
    Fidelity Equity Income Fund                            -               -              -             4,944,269
    Fidelity Intermediate Fund                             -               -              -             4,926,796
    Fidelity Magellan Fund                             6,907,256           -              -             6,907,256
    Fidelity Cash Reserves Fund                            -           3,095,490          -             3,095,490
    Chase Bank Domestic
      Liquidity Fund                                       -              19,150          -               108,674
                                                      ----------      ----------     ----------       -----------

           Total investments at
             fair value                                6,907,256       3,114,640          -            25,762,437

  Loans to participants                                    -               -          1,015,784         1,015,784
                                                      ----------      ----------     ----------        ----------

           Total investments                           6,907,256       3,114,640      1,015,784        26,778,221

  Employer contributions
    receivable                                             -               -              -                60,409
  Participant contributions
    receivable                                            43,456          29,438          -               140,182
  Cash                                                     -               -              -                    18
                                                      ----------      ----------     ----------       -----------

           Total assets                                6,950,712       3,144,078      1,015,784        26,978,830

LIABILITIES:
  Accrued administrative
    expenses                                              19,633           8,986          -                56,806
                                                      ----------      ----------     ----------       -----------

           Total liabilities                              19,633           8,986          -                56,806
                                                      ----------      ----------     ----------       -----------

Net assets available for benefits                     $6,931,079      $3,135,092     $1,015,784       $26,922,024
                                                      ==========      ==========     ==========       ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - -----------------------------------------------------------------------------------------------------------
                                              Employer
                                              Directed                         Participant Directed
                                            ------------            ---------------------------------------
                                                                         Terra
                                                Terra                 Industries
                                             Industries                  Inc.
                                                Inc.                   Voluntary     Equity
                                            Common Stock             Common Stock    Income     Intermediate
                                                Fund                     Fund         Fund          Fund
Investment income:
  Dividend, interest, and
    other income                                $27,362                  $4,671       $56,029        $267,222
  Net appreciation in fair
    value of investments                      3,873,921                 675,736       582,470         132,226
                                            -----------              ----------    ----------      ----------

           Total investment
             income                           3,901,283                 680,407       638,499         399,448

Employer contributions                        1,319,912                   -             -               -
Participant contributions                         -                     282,350     1,030,059         697,542
                                            -----------              ----------    ----------      ----------

           Total additions                    5,221,195                 962,757     1,668,558       1,096,990

Deductions:
  Benefit payments                              399,579                  10,004       458,586         457,736
  Administrative expenses                         -                       -            27,926          21,798
  Interfund transfers/net
    loans                                           275                (244,185)     (792,318)        697,791
                                            -----------              ----------    ----------      ----------

           Total deductions                     399,854                (234,181)     (305,806)      1,177,325
                                            -----------              ----------    ----------      ----------

Net increase (decrease)                       4,821,341               1,196,938     1,974,364         (80,335)

Assets available for benefits:
  Beginning of year                           5,448,966                 480,937     4,964,036       4,946,130
                                            -----------              ----------    ----------      ----------

  End of year                               $10,270,307              $1,677,875    $6,938,400      $4,865,795
                                            ===========              ==========    ==========      ==========

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - ------------------------------------------------------------------------------------------------

                                                           Participant Directed
                                        --------------------------------------------------------



                                                          Money
                                           Stock         Market       Participant
                                           Fund           Fund           Loans          Total
Investment income:
  Dividend, interest, and
    other income                          $642,871        $76,970         $59,277     $1,134,402
  Net appreciation in fair
    value of investments                 1,066,860          -               -          6,331,213
                                        ----------     ----------      ----------    -----------

           Total investment
             income                      1,709,731         76,970          59,277      7,465,615

Employer contributions                       -              -               -          1,319,912
Participant contributions                1,097,071        543,010           -          3,650,032
                                        ----------     ----------      ----------    -----------

           Total additions               2,806,802        619,980          59,277     12,435,559

Deductions:
  Benefit payments                         346,496        632,316          31,328      2,336,045
  Administrative expenses                   35,105         12,176           -             97,005
  Interfund transfers/net
    loans                                  109,035        301,867         (72,465)         -
                                        ----------     ----------      ----------    -----------

           Total deductions                490,636        946,359         (41,137)     2,433,050
                                        ----------     ----------      ----------    -----------

Net increase (decrease)                  2,316,166       (326,379)        100,414     10,002,509

Assets available for benefits:
  Beginning of year                      6,931,079      3,135,092       1,015,784     26,922,024
                                        ----------     ----------      ----------    -----------

  End of year                           $9,247,245     $2,808,713      $1,116,198    $36,924,533
                                        ==========     ==========      ==========    ===========


See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992
- - ------------------------------------------------------------------------------

                             Employer
                             Directed             Participant Directed
                           ------------   ------------------------------------
                                              Terra
                               Terra        Industries
                            Industries         Inc.
                               Inc.         Voluntary    Equity
                           Common Stock    Common Stock  Income   Intermediate
                               Fund           Fund        Fund         Fund
Investment income:
  Dividend, interest, and
    other income                $1,854        $537      $175,293     $371,561
  Net appreciation
    (depreciation) in fair
    value of investments      (234,634)    (55,423)      444,331      (83,676)
                            ----------    --------    ----------   ----------

           Total investment
             income           (232,780)    (54,886)      619,624      287,885

Employer contributions       1,232,859       -             -            -
Participant contributions        -          15,222       794,277      777,215
                            ----------    --------    ----------   ----------

           Total additions   1,000,079     (39,664)    1,413,901    1,065,100

Deductions:
  Benefit payments             515,580       4,564       397,869      618,248
  Administrative expenses        -           -            37,348       39,432
  Interfund transfers/net
    loans                        -        (525,165)      112,505      (19,596)
                            ----------    --------    ----------   ----------

           Total deductions    515,580    (520,601)      547,722      638,084
                            ----------    --------    ----------   ----------

Net increase (decrease)        484,499     480,937       866,179      427,016

Assets available for
  benefits:
  Beginning of year          4,964,467       -         4,097,857    4,519,114
                            ----------    --------    ----------   ----------

  End of year               $5,448,966    $480,937    $4,964,036   $4,946,130
                            ==========    ========    ==========   ==========

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992
- - ------------------------------------------------------------------------------





                                            Participant Directed
                              ------------------------------------------------
                                             Money
                                Stock        Market     Participant
                                 Fund         Fund        Loans        Total
Investment income:
  Dividend, interest, and
    other income                $745,208    $122,372     $109,945   $1,526,770
  Net appreciation
    (depreciation) in fair
    value of investments        (300,423)      -            -         (229,825)
                              ----------  ----------   ----------  -----------

           Total investment
             income              444,785     122,372      109,945    1,296,945

Employer contributions             -            -           -        1,232,859
Participant contributions      1,082,660     767,045        -        3,436,419
                              ----------  ----------   ----------  -----------

           Total additions     1,527,445     889,417      109,945    5,966,223

Deductions:
  Benefit payments               506,989     524,671       48,171    2,616,092
  Administrative expenses         53,129      24,762        -          154,671
  Interfund transfers/net
    loans                       (400,940)    912,409      (79,213)       -
                              ----------  ----------   ----------  -----------

           Total deductions      159,178   1,461,842      (31,042)   2,770,763
                              ----------  ----------   ----------  -----------

Net increase (decrease)        1,368,267    (572,425)     140,987    3,195,460

Assets available for
  benefits:
  Beginning of year            5,562,812   3,707,517      874,797   23,726,564
                              ----------  ----------   ----------  -----------

  End of year                 $6,931,079  $3,135,092   $1,015,784  $26,922,024
                              ==========  ==========   ==========  ===========

See notes to financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992

A.  DESCRIPTION OF PLAN

    The following brief description of the Terra Industries Inc.
    Employees' Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

    GENERAL - The Plan, established as of January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Employee Benefit Committee (the Committee) of the Company. The assets of the Plan are held by the Chase Manhattan Bank, N.A., the trustee of the Plan.

    PARTICIPATION - All active employees of the Company are eligible for Plan participation on the first day of the month following the date their employment commenced. Participation in the Plan is voluntary.

    PARTICIPANTS' ACCOUNTS - Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of fund earnings. A participant's benefit is limited to the amount that can be provided from the participant's account, subject to the applicable vesting requirements.

    CONTRIBUTIONS - Participants earning $64,245 and $62,345 or less annually in 1993 and 1992, respectively, could elect to contribute up to 10% of their annual compensation on a pretax basis and 10% on an after-tax basis. Participants earning more than $64,245 and $62,345 in 1993 and 1992, respectively, could contribute up to 6% of their annual compensation on a combined pretax and after-tax basis.

    The maximum participant pretax contribution was $8,994 in 1993 and $8,728 in 1992.

    Participants may elect to invest their contributions in one or more of the five available participant directed investment options.

    EMPLOYER - The Company contributes an amount determined by its Board of Directors, currently equal to one half of the participants' contributions up to 6% of their annual compensation for both 1993 and 1992. The contributions made by the Company must be invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 1993 or 1992. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures amounted to $34,819 and $47,493 in 1993 and 1992, respectively.

    MAXIMUM CONTRIBUTIONS PER PARTICIPANT - The sum of a participant's contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation less any pretax contributions made by the participant. Eligible compensation was limited to $235,840 and $228,860 per year 1993 and 1992, respectively.

    VESTING - Participants are immediately fully vested in their contributions and earnings on their voluntary contributions.
    Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

    PARTICIPANT LOANS - Participants may borrow from the vested balance of their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan repayments are reinvested in the funds in accordance with the participant's investment election at the time of repayment.

    BENEFITS - Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    VALUATION OF INVESTMENTS - Investments, except for loans to participants, are reported at fair value, which is determined, in the case of Terra Industries Inc.'s Common Stock, from the latest available market quotations and, in the case of investments in mutual funds, at quoted net asset value. Dividend income is recorded on the ex-dividend date. Participant loans are reported at the outstanding balance.
    The Plan has investments in six funds. The net assets and net investment income of the funds are allocated to the participants in the Plan based upon each participant's participation relative to the total participation in each of the six investment funds. A summary description of each investment fund follows:

        TERRA INDUSTRIES INC. COMMON STOCK FUND (EMPLOYER DIRECTED)
        - A fund invested primarily in Terra Industries Inc. Common Stock which is limited to employer contributions only.

        TERRA INDUSTRIES INC. VOLUNTARY COMMON STOCK FUND
        (PARTICIPANT DIRECTED) - A fund invested primarily in Terra Industries Inc. Common Stock.

        EQUITY INCOME FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista Growth and Income Fund, which is comprised primarily of income producing equity securities and securities convertible into such equity securities.

        INTERMEDIATE FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista U.S. Government Income Fund, which is comprised primarily of debt obligations backed by the full faith and credit of the U.S. Government.

        STOCK FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Fidelity Magellan Fund, which is comprised primarily of common stocks and which seeks long-term capital appreciation.

        MONEY MARKET FUND (PARTICIPANT DIRECTED) - A fund invested primarily in shares of Vista U.S. Government Money Market
        Fund so as to preserve capital and maintain a high degree of liquidity.

    BENEFITS PAYABLE - The Plan's policy is to record benefit payments upon distribution of balances to participants.
    Benefits due and unpaid to retired and terminated participants were $603,825 and $563,842 at December 31, 1993 and 1992, respectively.

    ADMINISTRATIVE EXPENSES - Administrative expenses are comprised of charges relating to routine services provided by the Plan's trustee and recordkeeping agent and fees associated with the annual audit of the Plan's financial statements.
    Administrative expenses are allocated to the investment funds, other than the Terra Industries Inc. Common Stock Fund and the Terra Industries Inc. Voluntary Common Stock Fund, based upon the fair value of each fund's investment relative to the total fair value of all investment funds to which expenses are allocated.

C.  INVESTMENTS

    The fair value of the Plan's investments, other than loans to participants, by basis of valuation, are presented in the following tables. Investments that represent 5% or more of the Plan's investments are separately identified.


                                                    December 31, 1993
                                                  Number of
                                                  Shares or
                                                  Principal
                                                    Amount         Fair Value
Investments at Fair Value as Determined
  by Quoted Market Price:
    Terra Industries Inc. Common Stock             1,555,822       $11,863,143
    Vista Growth and Income Fund                     225,350         6,906,992
    Vista U.S. Government Income Fund                414,578         4,846,417
    Fidelity Magellan Fund                           130,092         9,217,006
    Vista U.S. Government Money Market Fund        2,786,381         2,786,381
    Chase Bank Domestic Liquidity Fund                51,998            51,998
                                                                   -----------
                                                                   $35,671,937
                                                                   ===========

                                                 December 31, 1992
                                           Number of
                                           Shares or
                                           Principal
                                            Amount           Fair Value
Investments at Fair Value as Determined
  by Quoted Market Price:
    Terra Industries Inc. Common Stock       1,216,832        $ 5,779,952
    Fidelity Equity Income Fund                170,433          4,944,269
    Fidelity Intermediate Bond Fund            473,275          4,926,796
    Fidelity Magellan Fund                     109,622          6,907,256
    Fidelity Cash Reserves Fund              3,095,490          3,095,490
    Chase Bank Domestic Liquidity Fund         108,674            108,674
                                                              -----------
                                                              $25,762,437
                                                              ===========

D.  PLAN TERMINATION

    The Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time. Upon termination, a participant's entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

E.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service (IRS) has ruled that the Plan, as established on January 1, 1984, meets the requirements of
    Section 401 (a) of the Internal Revenue Code (the Code) and is exempt from federal income taxes under Section 501 (a) of the Code. A determination letter to this effect has been received from the Internal Revenue Service, dated March, 1986. The Plan administrator believes that the Plan, as amended January 1, 1993, is in compliance with current regulations. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    Plan income, participant pretax contributions and employer contributions represent taxable income to the participating employees at the time of distribution in accordance with IRS regulations currently in effect.

TERRA INDUSTRIES, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1993
- - ------------------------------------------------------------------------------------------------------------------------



               Column B                                             Column C                  Column D       Column E
                                                            Description of investment
          Identity of issue,                               including collateral, rate
          borrower, lessor or                              of interest, maturity date,                         Current
             similar party                                    par or maturity value              Cost           Value
Common Stock:
- - -------------
* Terra Industries, Inc.                                  1,555,822 shares                    $7,809,225     $11,863,143

Mutual Funds:
- - -------------
* Vista Growth and Income Fund                            225,350 shares                       6,351,262       6,906,992

* Vista U.S. Government Income
     Fund                                                 414,578 shares                       4,783,498       4,846,417

  Fidelity Magellan Fund                                  130,092 shares                       8,098,760       9,217,006

* Vista U.S. Government
     Money Market Fund                                    2,786,381 shares                     2,786,381       2,786,381





Other Investments:
- - ------------------
* Chase Bank Domestic
     Liquidity Fund                                       51,998 shares                           51,998          51,998

* Loans to Participants                                   Principal balance of $1,116,198
                                                            bearing interest at rates ranging
                                                            from 8% to 14% and maturing
                                                            from January 1994 to
                                                            November 2022                         -            1,116,198


* Party-In-Interest

TERRA INDUSTRIES, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - ------------------------------------------------------------------------------------------------------------------------

                            Column A                                        Column B           Column C       Column D

                           Identity of                                                         Purchase       Selling
                         Party Involved                               Description of Asset       Price         Price
Single Transactions:
- - --------------------
  Fidelity Institutional                                             Fidelity Equity Income
    Retirement Services Company                                        Fund                   $    -         $4,928,930

  Fidelity Institutional                                             Fidelity Intermediate
    Retirement Services Company                                        Bond Fund                   -          4,955,858

  Fidelity Institutional                                             Fidelity Cash Reserves
    Retirement Services Company                                        Fund                        -          3,096,940

* Chase Manhattan Bank,                                              Vista Growth and
     N.A.                                                              Income Fund             4,929,484         -

* Chase Manhattan Bank,                                              Vista U.S. Government
     N.A.                                                              Income Fund             4,956,965         -

* Chase Manhattan Bank,                                              Vista U.S. Government
     N.A.                                                              Money Market Fund       3,098,047         -





*  Party-In-Interest



ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - -----------------------------------------------------------------------------------------------------------------

                            Column A                                    Column G         Column H        Column I
                                                                                      Current Value
                           Identity of                                  Cost of       on Transaction     Net Gain
                         Party Involved                                  Asset             Date         or (Loss)
Single Transactions:
- - --------------------
  Fidelity Institutional
    Retirement Services Company                                        $4,337,639         $4,928,930     $591,291

  Fidelity Institutional
    Retirement Services Company                                         4,808,753          4,955,858      147,105

  Fidelity Institutional
    Retirement Services Company                                         3,096,940          3,096,940        -

* Chase Manhattan Bank,
     N.A.                                                               4,929,484          4,929,484        -

* Chase Manhattan Bank,
     N.A.                                                               4,956,965          4,956,965        -

* Chase Manhattan Bank,
     N.A.                                                               3,098,047          3,098,047        -





*  Party-In-Interest

TERRA INDUSTRIES, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

PN 333
EIN #52-1145429

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - ------------------------------------------------------------------------------------------------------------------------

                            Column A                                         Column B            Column C       Column D

                           Identity of                                                          Number of      Number of
                         Party Involved                                Description of Asset     Purchases        Sales
Series of Transactions:

* Terra Industries, Inc.                                              Common Stock                      58             26

  Fidelity Institutional
    Retirement Services Company                                       Fidelity Magellan Fund            62             40

  Fidelity Institutional                                              Fidelity Equity Income
    Retirement Services Company                                         Fund                             -              1

  Fidelity Institutional                                              Fidelity Intermediate
    Retirement Services Company                                         Bond Fund                        1              1

  Fidelity Institutional                                              Fidelity Cash
    Retirement Services Company                                         Reserves Fund                    1              1

* Chase Manhattan Bank, N.A.                                          Vista Growth and
                                                                        Income Fund                     55             33

* Chase Manhattan Bank, N.A.                                          Vista U.S. Government
                                                                        Income Fund                     53             42

* Chase Manhattan Bank, N.A.                                          Vista U.S. Government
                                                                        Money Market Fund               61             46

* Chase Manhattan Bank, N.A.                                          Chase Bank Domestic
                                                                        Liquidity Fund                 264            180

*  Party-In-Interest



ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - ---------------------------------------------------------------------------------------------------------------

                            Column A                                     Column E       Column F      Column G
                                                                       Total Dollar   Total Dollar
                           Identity of                                   Value of       Value of      Net Gain
                         Party Involved                                 Purchases        Sales        or (Loss)
Series of Transactions:

* Terra Industries, Inc.                                                $1,751,807       $218,272      ($38,347)

  Fidelity Institutional
    Retirement Services Company                                          2,392,695      1,149,804       317,747

  Fidelity Institutional
    Retirement Services Company                                             -           4,928,930       591,291

  Fidelity Institutional
    Retirement Services Company                                              5,397      4,955,858       147,105

  Fidelity Institutional
    Retirement Services Company                                              1,450      3,096,940         -

* Chase Manhattan Bank, N.A.
                                                                         6,881,297        572,114        42,079

* Chase Manhattan Bank, N.A.
                                                                         6,049,423      1,311,567        45,642

* Chase Manhattan Bank, N.A.
                                                                         4,072,154      1,285,773         -

* Chase Manhattan Bank, N.A.
                                                                        13,451,718     13,508,394         -

*  Party-In-Interest

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration
Statement 33-46734 on Form S-8 of our report dated April 15, 1994, appearing in this Annual Report on Form 11-K of the Terra
Industries Inc. Employees' Savings and Investment Plan for the year ended December 31, 1993.




/S/ DELOITTE & TOUCHE
- - ---------------------
DELOITTE & TOUCHE


Omaha, Nebraska
June 17, 1994